Exhibit 99.1

LPBP Inc.
Financial Statements
April 30, 2015
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2015 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

John Anderson
CFO
June 9th, 2015

STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

As at	April 30	October 31
[Thousands of Canadian dollars]	2015	2014
ASSETS
Cash	$29	$100
TOTAL ASSETS	$29	$100

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$15	$29
Government remittances payable (Note 4)	-	20
Related party intercompany payable (Note 4)	20	-
Related party loan payable (Note 7)	258	252
TOTAL CURRENT LIABILITIES	293	301

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Common shares – Class A	$-	$-
Common shares – Class B (Note 5)	273	273
Deficit	(537)	(474)
TOTAL EQUITY (DEFICIENCY)	(264)	(201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$29	$100

The accompanying notes form an integral part of these interim financial statements.

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars, except per share amounts]	2015	2014	2015	2014

General and administration expenses	$(51)	$(46)	$(63)	$(53)
Net loss and comprehensive loss	$(51)	$(46)	$(63)	$(53)

Earnings per share, basic and diluted (Note 6)	$-	$-	$-	$-

The accompanying notes form an integral part of these interim financial statements.

STATEMENTS OF CHANGES IN EQUITY
[UNAUDITED]

	Three months ended	April 30	Six months ended April 30
[Thousands of Canadian dollars]	2015	2014	2015	2014

Deficit beginning of period	$(486)	(144)	(474)	(137)
Net loss and comprehensive loss	(51)	(46)	(63)	(53)
Deficit end of period	$(537)	(190)	(537)	(190)

The accompanying notes form an integral part of these interim financial statements.

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]

STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2015	2014	2015	2014
Operating activities
Net loss for the period	$(51)	(46)	(63)	(53)
Changes in non-cash working capital balances relating to operations:
Other receivables	-	(4)	-	6
Accounts payable and accrued liabilities	(14)	(15)	(14)	(15)
Cash used in operating activities	(65)	(65)	(77)	(62)

Financing activities
Related party loan received (Note 7)	$3	-	6	-
Cash provided by financing activities	3	-	6	-

Net decrease in cash during period	(62)	(65)	(71)	(62)
Cash position, beginning of period	91	146	100	143
Cash position, end of period	$29	81	29	81

The accompanying notes form an integral part of these interim financial statements.

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

LPBP Inc. [“LPBP” or the “Company”] was incorporated under the Business Corporations Act of the Province of Ontario on May 1, 2004. The Company has no ongoing operations.

These financial statements have been prepared by the Company in thousands of Canadian dollars, unless otherwise noted.

2.	Going Concern

During the year ended October 31, 2014, the Company obtained a related party loan payable to extinguish a tax reassessment for which the Company did not have sufficient financial assets available. As at April 30, 2015, the Company does not have sufficient cash on hand to service this loan should it come due. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party. The financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses, and balance sheet classification would be necessary. These adjustments could be material.

3.	Summary of Significant Accounting Policies

Basis of accounting
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and using the accounting policies described herein. The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Financial instruments
The Company has classified its cash as held-for-trading. Accounts payable and accrued liabilities and the related party loan have been classified as other financial liabilities, which are measured at amortized cost. The Company is not exposed to any significant risks arising from financial instruments.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Interest and penalties are recorded on the income tax line of the statement of income.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS. In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

4.	Government Remittances

During fiscal 2014 Management noted that ITC’s relating to fiscal 2013 and 2012 were incorrectly claimed and received. In this regard, the Company recorded, in fiscal 2014, a $20K government remittance payable. This was paid on behalf of the company by the related party in the second quarter.

5.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)			Common Shares
	Number	April 30 2015	October 31 2014
Shares Issued – Class A	94,468	-	-
Shares Issued – Class B	11,134,649	273	273
Closing balance	11,229,117	273	273

The Company did not repurchase or cancel any issued shares for the periods ended April 30, 2015 and October 31, 2014.

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All amounts in thousands of Canadian dollars, except where noted]

6.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for the six months ended April 30, 2015 and 2014 were negligible.

7.	Related Party Transactions

On August 6, 2014 Nordion Inc. was amalgamated with and into Nordion (Canada) Inc. (collectively referred herein as Nordion). Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

During the third quarter of 2014, the Company received $250K of related party loan from Nordion in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. Interest charges for the period ended April 30, 2015 amounted to $3K (2014 - $nil).

In addition to this loan, $20K was also owed to Nordion for the government remittance for HST at April 30, 2015 ($nil October 31, 2014).

LPBP INC. INTERIM REPORT APRIL 30, 2015
[UNAUDITED]